N E W S R E L E A S E

July 12, 2005	Trading Symbols:
News Release 05-14	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD COMPLETES DRILLING AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the remaining outstanding drilling results from the Berenguela project located five kilometers east of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization at surface which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

The accompanying table summarizes assay results for 29 holes collared in the Burton Block, Burton Block Extension, Chapi and the Cerro Block Extension, all of which are located in the northeastern quadrant of the mineralization at Berengeula and are east and northeast of earlier reported drill results. Drilling continues to confirm continuity and grade of mineralization and the Chapi Zone and the two extensions are new areas not included in the historical resource. Highlights of drilling in the table that follows include:

•	BER-213, located on Line 1750E in the Chapi Block, which intersected:

279.0 feet averaging 7.4 ounces of silver per ton (85 meters averaging 252.4 grams of silver per tonne), including 49.2 feet averaging 19.2 ounces of silver per ton (15 meters averaging 657.5 grams of silver per tonne).

•	BER-210, located on Line 2000E in the Burton Block Extension, which intersected:

426.7 feet averaging 3.5 ounces of silver per ton (130 meters averaging 121.3 grams of silver per tonne), including 75.5 feet averaging 5.5 ounces of silver per ton (23 meters averaging 187.7 grams of silver per tonne)

•	BER-221, located on Line 2200E in the Cerro Block Extension, which intersected:

226.5 feet averaging 6.3 ounces of silver per ton (69 meters averaging 215.6 grams of silver per tonne), including 49.2 feet averaging 13.0 ounces of silver per ton (15 meters averaging 446.1 grams of silver per tonne).

A total of 18,972 meters of reverse circulation drilling in 222 holes has now been completed by Silver Standard at Berenguela and under the terms of its option agreement, Silver Standard is preparing a resource estimate for the property in accordance with Canada’s National Instrument 43-101. The company expects to exercise its option to acquire silver resources at Berenguela following completion of the resource estimate.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela.

For other news releases related to the Berenguela project, please refer to news releases in 2005 dated January 18, February 2, March 31, April 19, May 2, May 23, June 1 and June 16 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with $31.6 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $24.1 million at July 11, 2005. The company continues to seek resource growth through development of its own projects, exploration and acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SELECTED BERENGUELA, PERU DRILL RESULTS - July 2005
Hole No.	Zone	From	To	Interval	Silver Grade	Interval	Silver Grade
				(in meters)	(g/t)	(in feet)	(in oz.ton)
BER-194	Burton Block	0	33	33	74.5	108.3	2.2
BER-195	Burton Block	22	45	23	84.1	75.5	2.5
	Burton Block	96	110	14	92.1	45.9	2.7
BER-196	Burton Block	19	39	20	137.5	65.6	4.0
incl.	Burton Block	21	26	5	363.4	16.4	10.6
BER-197	Burton Block	20	54	34	73.0	111.6	2.1
BER-198	Burton Block	23	38	15	54.7	49.2	1.6
BER-199	Burton Block	17	45	28	58.5	91.9	1.7
BER-200	Burton Block	No significant mineralization
BER-201	Burton Block	11	41	30	136.5	98.5	4.0
incl.	Burton Block	25	33	8	335.6	26.3	9.8
	Burton Block	76	98	22	78.4	72.2	2.3
BER-202	Burton Block	21	61	40	68.2	131.3	2.0
BER-203	Burton Block	0	20	20	81.0	65.6	2.4
	Burton Block	54	85	31	90.5	101.7	2.6
BER-204	Burton Block	0	16	16	85.8	52.5	2.5
BER-205	Burton Block	13	41	28	101.4	91.9	3.0
BER-206	Burton Block	36	53	17	75.1	55.8	2.2
BER-207	Burton Block	22	37	15	40.6	49.2	1.2
BER-208	Burton Extension	19	53	34	113.3	111.6	3.3
		67	82	15	62.3	49.2	1.8
BER-209	Chapi	0	4	4	113.0	13.1	3.3
		83	95	12	102.3	39.4	3.0
BER-210	Burton Extension	5	135	130	121.3	426.7	3.5
incl.		72	85	13	291.1	42.7	8.5
incl.		110	133	23	187.7	75.5	5.5
BER-211	Chapi	26	54	28	78.0	91.9	2.3
BER-212	Chapi	0	44	44	101.6	144.4	3.0
BER-213	Chapi	74	159	85	252.4	279.0	7.4
incl.		112	127	15	657.5	49.2	19.2
BER-214	Chapi	19	32	13	61.8	42.7	1.8
BER-215	Chapi	48	124	76	103.1	249.4	3.0
incl.		73	81	8	411.9	26.3	12.0
and		108	123	15	156.1	49.2	4.6
BER-216	Burton Extension	0	11	11	187.7	36.1	5.5
BER-217	Cerro Extension	0	15	15	63.4	49.2	1.8
BER-218	Cerro Extension	0	68	68	65.7	223.2	1.9
BER-219	Chapi	0	48	48	92.9	157.5	2.7
and		66	93	27	226.5	88.6	6.6
incl.		76	83	7	668.9	23.0	19.5
BER-220	Burton Extension	0	10	10	207.5	32.8	6.1
and		35	57	22	102.0	72.2	3.0
BER-221	Burton Extension	22	91	69	215.6	226.5	6.3
incl.		39	54	15	446.1	49.2	13.0
incl.		67	76	9	485.1	29.5	14.1
and		100	111	11	146.0	36.1	4.3
BER-222	Cerro Extension	0	8	8	113.0	26.3	3.3

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.